UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                 THIRD-QUARTER 2006 RESULTS
                                                 FOR IMMEDIATE RELEASE
[Televisa Logo]
--------------------------------------------------------------------------------


HIGHLIGHTS

>    RECORD THIRD-QUARTER CONSOLIDATED SALES, OIBDA, AND OIBDA MARGIN
> TELEVISION BROADCASTING SALES INCREASED 4.5%, AND OIBDA MARGIN REACHED A THIRD-QUARTER RECORD OF 50.7%
>    SKY MEXICO OIBDA MARGIN REACHED 50%
>    NET INCOME INCREASED 43.6%


CONSOLIDATED RESULTS

Mexico City, D.F., October 26, 2006--Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO; "Televisa" or "the company"), today announced results for the third quarter of 2006. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of September 30, 2006.

The following table sets forth a condensed statement of income in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing third quarter 2006 with third quarter 2005:

-----------------------------------------------------------------------------------------------------------------
                                                  3Q 2006      MARGIN %     3Q 2005      MARGIN%      CHANGE%
-----------------------------------------------------------------------------------------------------------------
Consolidated net sales                            9,220.1       100.0       8,448.2       100.0          9.1
Consolidated operating income before
   depreciation and amortization ("OIBDA")        4,159.2        45.1       3,568.8        42.2         16.5
Consolidated operating income                     3,516.5        38.1       2,923.8        34.6         20.3
Net income                                        2,486.4        27.0       1,732.0        20.5         43.6
-----------------------------------------------------------------------------------------------------------------


Consolidated net sales increased 9.1% to Ps.9,220.1 million in third quarter 2006 compared with Ps.8,448.2 million in third quarter 2005. This increase was attributable to revenue growth in Sky Mexico, television broadcasting, cable television, programming exports, pay-television networks, other businesses, publishing, and radio segments. These increases were partially offset by lower sales in our publishing distribution segment.

Consolidated OIBDA increased 16.5% to Ps.4,159.2 million in third quarter 2006 compared with Ps.3,568.8 million in third quarter 2005. Consolidated OIBDA margin reached a third-quarter record of 45.1%, up from a margin of 42.2% reported last year. The increase in consolidated OIBDA reflects higher sales partially offset by higher cost of sales and operating expenses. In addition, consolidated operating income rose 20.3% to Ps.3,516.5 million in third quarter 2006 compared with Ps.2,923.8 million in third quarter 2005.

Net income increased 43.6% to Ps.2,486.4 million in third quarter 2006 compared with Ps.1,732 million in third quarter 2005. The net increase of Ps.754.4 million reflected i) a Ps.590.4 million increase in OIBDA, ii) a Ps.2.3 million decrease in depreciation and amortization, iii) a Ps.10.4 million decrease in restructuring and non-recurring charges, iv) a Ps.54.1 million decrease in other expense, and v) a Ps.506.4 million decrease in income taxes. These favorable changes were partially offset by i) a Ps.194.9 million increase in integral cost of financing, ii) a Ps.155.6 million increase in equity in losses of affiliates, and iii) a Ps.58.7 million increase in minority interest.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT
The following table presents third-quarter results ended September 30, 2006 and 2005, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of September 30, 2006.

------------------------------------------------------------------------------------------------------------------
NET SALES                                           3Q 2006         %         3Q 2005          %        INC. %
------------------------------------------------------------------------------------------------------------------
Television broadcasting                             4,992.3        52.4       4,777.3         54.7         4.5
Pay-television networks                               338.4         3.6         295.4          3.4        14.6
Programming exports                                   575.4         6.0         484.1          5.5        18.9
Publishing                                            678.1         7.1         648.2          7.4         4.6
Publishing distribution                                99.7         1.1         109.6          1.3        (9.0)
Sky Mexico                                          1,880.8        19.7       1,653.0         18.9        13.8
Cable television                                      497.5         5.2         373.4          4.3        33.2
Radio                                                  99.0         1.0          86.2          1.0        14.8
Other businesses                                      368.5         3.9         310.4          3.5        18.7
SEGMENT NET SALES                                   9,529.7       100.0       8,737.6        100.0         9.1
Intersegment operations(1)                           (310.1)                   (310.5)                     0.1
Disposed operations(2)                                  0.5                      21.1                        -
CONSOLIDATED NET SALES                              9,220.1                   8,448.2                      9.1
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
OIBDA (LOSS)                                        3Q 2006      MARGIN %      3Q 2005      MARGIN %      INC. %
------------------------------------------------------------------------------------------------------------------
Television broadcasting                             2,530.3        50.7        2,325.7        48.7         8.8
Pay-television networks                               179.7        53.1         147.7         50.0        21.7
Programming exports                                   278.4        48.4         178.8         36.9        55.7
Publishing                                            140.8        20.8         129.7         20.0         8.6
Publishing distribution                                 3.1         3.1           4.4          4.0       (29.5)
Sky Mexico                                            939.9        50.0         723.0         43.7        30.0
Cable television                                      208.5        41.9         129.7         34.7        60.8
Radio                                                  22.9        23.1          11.7         13.6        95.7
Other businesses                                      (38.2)      (10.4)        (13.5)        (4.3)     (183.0)
Corporate expenses                                    (82.7)       (0.9)        (48.6)        (0.6)      (70.2)
SEGMENT OIBDA                                       4,182.7        43.9       3,588.6         41.1        16.6
Disposed operations(2)                                (23.5)          -         (19.8)           -           -
CONSOLIDATED OIBDA                                  4,159.2        45.1       3,568.8         42.2        16.5
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                             3Q 2006      MARGIN %       3Q 2005      MARGIN %      INC. %
------------------------------------------------------------------------------------------------------------------
Television broadcasting                             2,288.1        45.8       2,062.4         43.2        10.9
Pay-television networks                               173.9        51.4         140.5         47.6        23.8
Programming exports                                   277.3        48.2         177.6         36.7        56.1
Publishing                                            133.1        19.6         118.2         18.2        12.6
Publishing distribution                                (2.4)       (2.4)         (0.7)        (0.6)          -
Sky Mexico                                            671.7        35.7         466.8         28.2        43.9
Cable television                                      120.9        24.3          45.6         12.2       165.1
Radio                                                  18.0        18.2           6.4          7.4       181.3
Other businesses                                      (57.9)      (15.7)        (24.6)        (7.9)     (135.4)
Corporate expenses                                    (82.7)       (0.9)        (48.6)        (0.6)      (70.2)
SEGMENT OPERATING INCOME                            3,540.0        37.1       2,943.6         33.7        20.3
Disposed operations(2)                                (23.5)          -         (19.8)           -           -
CONSOLIDATED OPERATING INCOME                       3,516.5        38.1       2,923.8         34.6        20.3
------------------------------------------------------------------------------------------------------------------

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Reflects the results of operations of one of the company's soccer teams.

TELEVISION               THIRD-QUARTER  SALES  increased 4.5% to Ps.4,992.3
BROADCASTING             million compared with Ps.4,777.3  million in third
                         quarter 2005. This increase was driven by higher advertising revenues related to i) higher ratings in our telenovelas and reality shows, and ii) the broadcast of certain games of the 2006 FIFA World
                         Cup during the month of July.

                         THIRD-QUARTER OIBDA increased 8.8% to Ps.2,530.3 million, and OIBDA margin reached a third-quarter record of 50.7%. These results reflect higher sales and lower cost of sales, which were partially offset by higher operating expenses.

PAY TELEVISION           THIRD-QUARTER  SALES  increased  14.6% to Ps.338.4
NETWORKS                 million  compared with  Ps.295.4  million in third
                         quarter 2005. This increase was attributable to i)
                         higher    revenues    from    channels   sold   to
                         pay-television  systems  in Mexico  and to DirecTV
                         Latin America's basic package; ii) an increase in sales of TuTV, our pay-television joint venture with Univision; and iii) higher advertising sales.

                         THIRD-QUARTER OIBDA increased 21.7% to Ps.179.7 million, and OIBDA margin reached 53.1% driven by higher sales and lower operating expenses, which were partially offset by higher cost of sales.

PROGRAMMING              THIRD-QUARTER  SALES  increased  18.9% to Ps.575.4
EXPORTS                  million  compared with  Ps.484.1  million in third
                         quarter  2005.   This  increase   reflects  higher
                         royalties  paid to the company under the Univision
                         Program  License  Agreement,  as  well  as  higher
                         programming  sales to Latin  America  and  Europe,
                         which were partially  offset by lower  programming
                         sales  in  Asia  and  Africa  and  by  a  negative
                         translation effect of foreign-currency-denominated
                         sales,   which   amounted   to  Ps.11.7   million.
                         Royalties from Univision totaled US$34.6 million in third quarter 2006 and included US$1.6 million from Puerto Rico and a positive adjustment of US$2.3 million from the month of June, compared with a total of US$27.8 million received during last year's third quarter.

                         THIRD-QUARTER OIBDA increased 55.7% to Ps.278.4 million, and OIBDA margin reached 48.4%, reflecting higher sales and lower cost of sales partially offset by higher operating expenses.

PUBLISHING               THIRD-QUARTER  SALES  increased  4.6% to  Ps.678.1
                         million  compared with  Ps.648.2  million in third
                         quarter 2005.  This increase  reflects i) sales of
                         Ps.34.4  million in Editora Cinco,  which we began
                         consolidating in our financial  statements  during
                         the first  quarter  of 2006;  ii) an  increase  in
                         advertising  pages sold both in Mexico and abroad;
                         and iii) higher magazine circulation abroad. These
                         increases were partially  offset by lower magazine
                         circulation   in   Mexico   and   by  a   negative
                         translation effect of foreign-currency-denominated sales, which amounted to Ps.30.4 million.

                         THIRD-QUARTER OIBDA increased 8.6% to Ps.140.8 million, and OIBDA margin reached 20.8%, reflecting higher sales that were partially offset by higher cost of sales and a marginal increase in operating expenses, both of resulted primarily from the consolidation of Editora Cinco and higher paper and printing costs.

PUBLISHING               THIRD-QUARTER   SALES   decreased  9%  to  Ps.99.7
DISTRIBUTION             million  compared with  Ps.109.6  million in third
                         quarter  2005.  This  decrease  reflects  i) lower
                         circulation  in Mexico  and  abroad  of  magazines
                         published by third  parties,  and ii) the negative
                         translation effect of foreign-currency-denominated
                         sales,  which  amounted to Ps.7.5  million.  These
                         decreases   were   partially   offset   by  higher
                         circulation in Mexico and abroad of magazines published by the company.

                         THIRD-QUARTER OIBDA decreased 29.5% to Ps.3.1 million, and OIBDA margin decreased to 3.1%, reflecting lower sales partially offset by lower cost of sales and operating expenses.

SKY MEXICO               THIRD-QUARTER  SALES increased 13.8% to Ps.1,880.8
                         million,  compared with Ps.1,653  million in third
                         quarter 2005.  The increase is  attributable  to a
                         16% increase in the subscriber base,  which, as of
                         September 30, 2006, reached 1,411,600 gross active
                         subscribers     (including    86,150    commercial
                         subscribers), compared with 1,216,600 gross active
                         subscribers     (including    69,200    commercial
                         subscribers) as of the end of the third quarter of last year.

                         THIRD-QUARTER OIBDA increased 30% to Ps.939.9 million, and OIBDA margin reached 50%, reflecting higher sales and lower cost of sales partially offset by higher operating expenses.

CABLE TELEVISION         THIRD-QUARTER  SALES  increased  33.2% to Ps.497.5
                         million  compared with  Ps.373.4  million in third
                         quarter 2005. This increase was attributable to i)
                         a 17% increase in the subscriber  base,  which, as
                         of September 30, 2006, reached 475,506 subscribers
                         (including 411,015 digital subscribers),  compared
                         with  406,262   subscribers   (including   233,649
                         digital subscribers) as of the end of the third quarter of last year; ii) a 67% increase in broadband subscribers to 86,470 in the third quarter of 2006 compared with 51,779 reported in the same period last year; and iii) a 6% rate increase in Cablevision video service packages effective March 1, 2006.

                         THIRD-QUARTER OIBDA increased 60.8% to Ps.208.5 million, and OIBDA margin reached 41.9%, reflecting higher sales that were partially offset by higher cost of sales and operating expenses.

RADIO THIRD-QUARTER SALES increased 14.8% to Ps.99 million compared with Ps.86.2 million in third quarter 2005. This increase was attributable to i) an increase in advertising time sold, and ii) higher sales generated by our affiliation agreement with Radiorama.

                         THIRD-QUARTER OIBDA increased 95.7% to Ps.22.9 million, and OIBDA margin reached 23.1%, reflecting higher sales and lower cost of sales partially offset by higher operating expenses.


OTHER BUSINESSES         THIRD-QUARTER  SALES  increased  18.7% to Ps.368.5
                         million compared with Ps.310.4 million in third quarter 2005. This increase was attributable to higher sales in our feature-film production and distribution and gaming businesses and in the SMS services of our internet business.

                         THIRD-QUARTER OPERATING LOSS before depreciation and amortization increased to Ps.38.2 million in third quarter 2006 compared with a loss of Ps.13.5 million in third quarter 2005. The loss was attributable to higher cost of sales and operating expenses, primarily related to our gaming business, which were partially offset by higher sales.

CORPORATE EXPENSES
In 2005, we adopted the guidelines of the International Financial Reporting Standard 2, "Share-based Payment," issued by the International Accounting
Standards Board, which requires accruing in stockholders' equity the share-based compensation expense measured at fair value at the time the equity benefits are granted to our officers and employees. In the third quarter 2006, we recognized a share-based compensation of approximately Ps.41.6 million as corporate expense.

NON-OPERATING RESULTS

INTEGRAL RESULT OF FINANCING
The following table sets forth integral cost of financing ended September 30, 2006 and 2005, in millions of Mexican pesos in purchasing power as of September 30, 2006, which consisted of:

--------------------------------------------------------------------------------
                                             3Q 2006     3Q 2005      INCREASE
                                                                     (DECREASE)
--------------------------------------------------------------------------------
Interest expense                              479.9       494.0        (14.1)
Interest income                              (274.8)     (173.7)      (101.1)
Foreign exchange loss, net                    425.9       185.5        240.4
Loss (gain) from monetary position, net        39.0       (30.7)        69.7
INTEGRAL COST OF FINANCING                    670.0       475.1        194.9
--------------------------------------------------------------------------------

The expense attributable to the integral cost of financing increased by Ps.194.9 million to Ps.670 million in third quarter 2006 from Ps.475.1 million in third quarter 2005. This increase reflected i) an increase in net foreign exchange loss of Ps.240.4 million resulting primarily from a 3.26% appreciation of the Mexican peso against the U.S. dollar in third quarter 2006 compared with a 0.21% depreciation of the Mexican peso against the U.S. dollar in last year's third quarter, in conjunction with a higher average amount of net foreign currency asset position in third quarter 2006; and ii) a Ps.69.7 million increase in loss from monetary position resulting primarily from higher inflation in Mexico in third quarter 2006 (1.80%) compared with third quarter 2005 (0.91%). These unfavorable variances in integral cost of financing were partially offset by i) a Ps.14.1 million decrease in interest expense resulting from both a lower amount of outstanding debt and a reduction in the weighted-average interest rate; and ii) a Ps.101.1 million increase in interest income primarily in connection with a higher average amount of temporary investments in third quarter 2006.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.10.4 million, or 54.5%, to Ps.8.7 million in third quarter 2006 compared with Ps.19.1 million in third quarter 2005. This favorable effect primarily reflected a decrease in restructuring charges in connection with work-force reductions.

OTHER EXPENSE, NET
Other expense, net, decreased by Ps.54.1 million, or 54.9%, to Ps.44.5 million in third quarter 2006 compared with Ps.98.6 million in third quarter 2005. This decrease reflected primarily the absence of loss on disposition of non-current assets and a decrease in donations in third quarter 2006, which was partially offset by an increase in financial advisory and professional fees.

INCOME TAX
Income taxes decreased by Ps.506.4 million to a net favorable income tax effect of Ps.60.4 million in third quarter 2006 compared with an income tax provision of Ps.446 million in third quarter 2005. This decrease reflected primarily the effect in third quarter 2006 of an estimated lower effective income tax rate for the year 2006.

EQUITY IN RESULTS OF AFFILIATES, NET
Equity in loss of affiliates increased by Ps.155.6 million to Ps.137.2 million in third quarter 2006 compared with an equity in income of affiliates of Ps.18.4 million in third quarter 2005. This increase reflected primarily equity in loss of La Sexta, a free-to-air television channel in Spain in which we have a 40% interest.

MINORITY INTEREST
Minority interest increased by Ps.58.7 million, or 34.2%, to Ps.230.1 million in third quarter 2006 compared with Ps.171.4 million in third quarter 2005. This increase reflected primarily the portion of net income attributable to the interest held by minority stockholders in the cable television, radio, and Sky Mexico segments.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS
In third quarter 2006 our capital expenditures totaled US$76 million, including US$16.1 million for our cable television segment, US$20.5 million for Sky Mexico, US$4 million for gaming, and US$35.4 million for our television broadcasting and other business segments.

In addition, during third quarter 2006 we made investments related to our 40% interest in La Sexta for an aggregate amount of (euro)32.1 million.

DEBT
The following table sets forth in millions of Mexican pesos our total consolidated debt, as well as Sky Mexico's satellite transponder lease obligation as of September 30, 2006 and 2005:

-----------------------------------------------------------------------------------------------------------------------
                                                                   3Q 2006              3Q 2005           INCREASE
                                                                                                         (DECREASE)
-----------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                  1,087.4                 191.7             895.7
Long-term debt (excluding current portion)                        17,967.6              19,214.7          (1,247.1)
                                                                  19,055.0              19,406.4            (351.4)
Current portion of satellite transponder lease obligation             85.1                  77.5               7.6
Long-term satellite transponder lease obligation
   (excluding current portion)                                     1,161.2               1,272.4            (111.2)
                                                                   1,246.3               1,349.9            (103.6)
-----------------------------------------------------------------------------------------------------------------------

As of September 30, 2006 and 2005, our consolidated net debt was Ps.2,705.9 million and Ps.7,807.5 million, respectively.

UNIVISION
In the third quarter 2006, we announced our intention to have our shares of Univision cashed out in connection with the merger contemplated by a merger agreement entered into by Univision and an acquiring investor group. At the effective time of the proposed merger, which is still subject to regulatory approvals in the United States and which Univision has stated is expected to be consummated in the first half of 2007, shares of Univision common stock, including 30,187,534 shares owned by us, will be converted into the right to receive US$36.25 in cash per share plus interest at a rate of 8% per year if the merger is not completed by April 26, 2007. Also, under the terms of this merger agreement, all of our warrants to acquire shares of Univision common stock will be either cashed out or cancelled depending whether they are in or out of the money.

Accordingly, beginning July 1, 2006, we i) classified the investment in shares of Univision as a current available-for-sale financial asset in our consolidated balance sheet; ii) discontinued the recognition of any equity result related to this investment subsequent to June 30, 2006 (until that date, our investment in shares of Univision was deemed permanent and accounted for by using the equity method); iii) recognized this financial asset at fair value with any related gain or loss, net of applicable income tax, accounted for as other accumulated comprehensive result in our consolidated stockholders' equity; and iv) designated this financial asset as being hedged by a portion of our US-dollar-denominated long-term debt in the amount of approximately US$771.9 million. The fair value of our financial investment in shares of Univision at September 30, 2006 amounted to approximately US$1.1 billion.

CONVERGENCE AGREEMENT
In early October, Mexico's Ministry of Communication and Transportation published in the Official Gazette what is called the "Convergence Rules of fixed local telephony and restricted television and/or audio services offered through public fixed line and wireless networks," also known as the "Technological Convergence Rules," which is intended to, among other things, increase the diversity of services and introduce leading technology by taking advantage of the convergence of telecommunications with digital technology. The Technological Convergence Rules are also intended to promote the transmission of text, data and, voice through Mexico's public networks. These Rules are expected to create new business opportunities for the Company and to help serve to diversify the Company's operations. For these reasons, the company intends to pursue opportunities to acquire interests in concessionaires that provide these services, and/or to provide financing to such companies. The company believes such opportunities could entail investments, in the aggregate, of between approximately US$250 and US$500 million during the next three years.

SHARE REPURCHASE PROGRAM
During the third quarter of 2006, we repurchased approximately 44,096.6 million CPOs for Ps.1,875.9 million in nominal terms.


TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that, in the third quarter of 2006, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 72.8%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 70.6%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 71.7%.

OUTLOOK FOR 2006
We continue to expect our television broadcasting business to achieve sales growth in the high-single-digits and OIBDA margin in excess of 50% for the full year 2006; on a consolidated basis, we expect our OIBDA margin to reach 42%.

ABOUT TELEVISA
Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.


DISCLAIMER
This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


  (Please see attached tables for financial information and ratings data)

                                    ###


INVESTOR RELATIONS CONTACTS:                      MEDIA RELATIONS CONTACT:

MICHEL BOYANCE / ALEJANDRO EGUILUZ                MANUEL COMPEAN
Tel: (5255) 5261-2445                             Tel: (5255) 5728 3815
Fax: (5255)5261-2494                              Fax: (5255) 5728 3632
ir@televisa.com.mx                                mcompean@televisa.com.mx
http://www.televisa.com                           http://www.televisa.com


                                             GRUPO TELEVISA, S. A.
                                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
                    (Millions of Mexican pesos in purchasing power as of September 30, 2006)


                                                                  September 30,                December 31,
                                                                     2006                          2005
                                                                  (Unaudited)                   (Audited(1))
                                                              ------------------            ------------------
              ASSETS

Current:
  Available:
    Cash                                                      Ps.        1,032.0             Ps.        558.0
    Temporary investments                                               15,317.1                     14,584.5
                                                              -------------------            -----------------
                                                                        16,349.1                     15,142.5

  Trade notes and accounts receivable, net                               5,869.7                     14,239.1
  Other accounts and notes receivable, net                                 968.5                        584.7
  Due from affiliated companies, net                                       141.0                            -
  Transmission rights and programming                                    3,018.6                      3,197.5
  Inventories                                                              691.7                        654.0
  Available-for-sale investment in shares of Univision                  12,011.8                            -
  Other current assets                                                     856.8                        592.3
                                                              -------------------            -----------------
    Total current assets                                                39,907.2                     34,410.1

Transmission rights and programming, noncurrent                          4,076.6                      4,017.7
Investments                                                              2,639.4                      7,774.7
Property, plant, and equipment, net                                     20,429.4                     20,215.2
Intangible assets and deferred charges, net                              5,343.1                     10,260.3
Other assets                                                                28.0                         20.2
                                                              -------------------            -----------------
    Total assets                                              Ps.       72,423.7             Ps.     76,698.2
                                                              ===================            =================


(1)  The  December   31,   2005,   amounts  were  taken  from  our  audited
     consolidated financial statements as of December 31, 2005, and restated to September 30, 2006, constant Mexican pesos.



                                             GRUPO TELEVISA, S. A.
                                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                AS OF SEPTEMBER 30, 2006, AND DECEMBER 31, 2005
                    (Millions of Mexican pesos in purchasing power as of September 30, 2006)

                                                                  September 30,                December 31,
                                                                     2006                          2005
                                                                  (Unaudited)                   (Audited(1))
                                                              ------------------            ------------------
            LIABILITIES

Current:
   Current portion of long-term debt                          Ps.        1,087.4             Ps.        348.9
   Current portion of satellite transponder
      lease obligation                                                      85.1                         77.5
   Trade accounts payable                                                3,436.1                      3,027.6
   Customer deposits and advances                                        6,975.4                     15,921.5
   Taxes payable                                                           375.7                      1,081.8
   Accrued interest                                                         88.4                        342.9
   Other accrued liabilities                                             2,127.5                      1,619.9
   Due to affiliated companies, net                                            -                          467.1
                                                              -------------------            -----------------
     Total current liabilities                                          14,175.6                     22,887.2
Long-term debt(2)                                                      (17,967.6)                   (18,584.7)
Satellite transponder lease obligation(2)                               (1,161.2)                    (1,216.2)
Customer deposits and advances, noncurrent                               3,235.4                      2,570.1
Other long-term liabilities                                                535.1                        472.8
Deferred taxes                                                           1,879.7                        169.7
Labor obligations(3)                                                      (232.5)                      (196.9)
                                                              -------------------            -----------------
     Total liabilities                                                  39,187.1                     46,097.6
                                                              -------------------            -----------------

            STOCKHOLDERS' EQUITY

Capital stock issued, no par value                                       9,971.8                     10,133.4
Additional paid-in capital                                               4,316.4                      4,316.4
                                                              -------------------            -----------------
                                                                        14,288.2                     14,449.8
                                                              -------------------            -----------------
Retained earnings:
  Legal reserve                                                          2,026.7                      1,842.8
  Reserve for repurchase of shares                                       4,391.3                      5,886.3
  Unappropriated earnings                                               16,553.7                     12,126.1
  Net income for the period                                              6,149.5                      6,276.6
                                                              -------------------            -----------------
                                                                        29,121.2                     26,131.8
Accumulated other comprehensive loss                                    (4,421.9)                    (3,633.9)
Shares repurchased                                                      (7,206.2)                    (7,219.0)
                                                              -------------------            -----------------
                                                                        17,493.1                     15,278.9
                                                              -------------------            -----------------
     Total majority interest                                            31,781.3                     29,728.7
Minority interest                                                        1,455.3                        871.9
                                                              -------------------            -----------------
     Total stockholders' equity                                         33,236.6                     30,600.6
                                                              -------------------            -----------------
     Total liabilities and stockholders' equity               Ps.       72,423.7             Ps.     76,698.2
                                                              ===================            =================

(1)  The  December   31,   2005,   amounts  were  taken  from  our  audited
     consolidated financial statements as of December 31, 2005, and restated to September 30, 2006, constant Mexican pesos.
(2)  Net of current  portion.
(3)  Include pension plans,  seniority  premiums,  and severance indemnities.




                                             GRUPO TELEVISA, S. A.
                         CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
                                 NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
                    (Millions of Mexican pesos in purchasing power as of September 30, 2006)

                                                        Three months ended September 30,      Nine months ended September 30,
                                                          2006                  2005                2006               2005
                                                      (Unaudited)           (Unaudited)         (Unaudited)        (Unaudited)
                                                   -----------------    ----------------    ----------------   ----------------
Net sales                                          Ps.      9,220.1     Ps.     8,448.2     Ps.    26,776.5    Ps.    23,392.3

Cost of sales(1)                                           (3,839.0)           (3,744.8)          (11,488.8)         (10,811.0)

Operating expenses(1):
      Selling                                                 710.4               676.9             2,161.1            1,946.5
      Administrative                                          511.5               457.7             1,587.8            1,357.8
                                                   -----------------    ----------------    ----------------   ----------------
Operating income before depreciation
   and amortization                                         4,159.2             3,568.8            11,538.8            9,277.0
Depreciation and amortization                                 642.7               645.0             1,950.2            1,790.6
                                                   -----------------    ----------------    ----------------   ----------------
Operating income                                            3,516.5             2,923.8             9,588.6            7,486.4
                                                   -----------------    ----------------    ----------------   ----------------
Integral (income) cost of financing:
      Interest expense                                        479.9               494.0             1,454.9            1,639.0
      Interest income                                        (274.8)             (173.7)             (854.7)            (757.7)
      Foreign exchange loss (gain), net                       425.9               185.5               (14.8)             605.5
      Loss (gain) from monetary position, net                  39.0               (30.7)              102.0               13.2
                                                   -----------------    ----------------    ----------------   ----------------
                                                              670.0               475.1               687.4            1,500.0
                                                   -----------------    ----------------    ----------------   ----------------
Restructuring and non-recurring charges                         8.7                19.1               545.4              213.2
                                                   -----------------    ----------------    ----------------   ----------------
Other expense, net                                             44.5                98.6               141.9              376.9
                                                   -----------------    ----------------    ----------------   ----------------
      Income before taxes                                   2,793.3             2,331.0             8,213.9            5,396.3
                                                   -----------------    ----------------    ----------------   ----------------

Income tax and asset tax (benefit) provision                  (64.4)              444.7             1,402.6            1,241.1
Employees' profit sharing                                       4.0                 1.3                 9.2                4.8
                                                   -----------------    ----------------    ----------------   ----------------
                                                              (60.4)              446.0             1,411.8            1,245.9
                                                   -----------------    ----------------    ----------------   ----------------

      Income before equity in result of affiliates,
         cumulative effect of accounting change,
         and minority interest                              2,853.7             1,885.0             6,802.1            4,150.4
Equity in (loss) income of affiliates, net                   (137.2)               18.4              (326.4)             181.6
Cumulative loss effect of accounting change, net                  -                   -                   -             (186.9)
Minority interest                                            (230.1)             (171.4)             (326.2)            (447.6)
                                                   -----------------    ----------------    ----------------   ----------------
      Net income                                   Ps.      2,486.4     Ps.     1,732.0     Ps.     6,149.5    Ps.     3,697.5
                                                   =================    ================    ================   ================


(1)  Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTERS OF 2005 AND FIRST, SECOND AND THIRD QUARTERS OF 2006(1):


SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

------------------------------------------------------------------------------------------------------------------------------------
                 JUL    AUG    SEP     OCT    NOV    DEC    2005    JAN   FEB   MAR    APR    MAY   JUNE   JUL    AUG     SEP   3Q06
------------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           11.0   11.3   11.8    11.9   11.7   10.7   11.3   11.6   12.3   11.9  11.0   11.0   11.5   11.2   11.7   11.8  11.6
Share (%)        29.3   30.5   32.1    31.8   31.3   30.7   30.3   31.3   32.0   30.9  30.3   29.9   30.7   31.3   32.5   33.3  32.4
TOTAL TELEVISA(2)
Rating           26.3   26.1   25.8    26.3   26.3   24.7   26.1   26.3   27.4   26.9  25.2   26.1   26.2   25.7   26.1   25.3  25.7

Share (%)        69.9   70.1   70.2    70.2   70.4   70.8   70.2   70.9   71.2   69.7  69.4   70.8   70.0   71.6   72.1   71.5  71.7
------------------------------------------------------------------------------------------------------------------------------------


PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY (3)

------------------------------------------------------------------------------------------------------------------------------------
                  JUL   AUG     SEP    OCT     NOV    DEC   2005    JAN   FEB     MAR   APR   MAY    JUNE   JUL    AUG    SEP   3Q06
------------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           17.0   17.1   17.6    17.4   17.7   15.9   16.9   17.7   18.6   17.7  16.3   15.8   15.6   16.4   17.5   17.1  17.0
Share (%)        31.9   32.3   33.4    32.6   32.8   32.0   31.8   33.0   33.9   32.5  31.9   30.7   31.3   33.2   34.4   34.4  34.0
TOTAL TELEVISA(2)
Rating           36.9   36.5   36.3    36.6   36.8   34.2   36.5   37.0   38.2   37.1  34.6   35.4   34.1   34.7   36.1   35.1  35.3

Share (%)        69.1   68.7   69.0    68.5   68.5   68.7   68.5   69.0   69.7   68.0  67.9   68.7   68.6   70.3   71.0   70.5  70.6
------------------------------------------------------------------------------------------------------------------------------------


WEEKDAY PRIME TIME--19:00 TO 23:00, MONDAY TO FRIDAY (3)

------------------------------------------------------------------------------------------------------------------------------------
                  JUL   AUG     SEP    OCT     NOV    DEC   2005    JAN   FEB     MAR   APR   MAY    JUNE   JUL    AUG    SEP   3Q06
------------------------------------------------------------------------------------------------------------------------------------
CHANNEL 2
Rating           24.5   21.2   21.1    22.2   22.1   20.6   22.1   22.0   22.4   21.2  22.6   22.5   21.7   23.2   23.5   23.0  23.2
Share (%)        39.9   35.9   36.0    36.1   35.5   35.3   36.2   35.2   35.0   33.5  38.0   37.2   37.2   40.2   39.7   40.1  40.0
TOTAL TELEVISA(2)
Rating           43.9   40.7   39.7    41.2   40.5   38.5   42.1   41.4   43.4   41.1  40.5   42.2   40.5   41.5   42.8   42.6  42.3

Share (%)        71.5   68.8   67.7    67.1   65.1   65.8   69.0   66.3   67.8   65.1  67.9   69.9   69.6   72.0   72.2   74.1  72.8
------------------------------------------------------------------------------------------------------------------------------------

(1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. "Ratings" for a period refers to the number of television sets tuned into the company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

(2) "Total Televisa" includes the company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

(3) "Televisa Prime Time" is the time during which the company generally charges its highest rates for its networks.


                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: October 31, 2006                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President